[Pursuant to a request by the Commission, this statement is being resubmitted to EDGAR with the appropriate header tags. This statement is identical to the statement filed on December 5, 2001]

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                 (Rule 14d-100)
         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                                  Organic, Inc.
                       (Name of Subject Company (Issuer))

                     E-Services Investments Organic Sub LLC
                             Seneca Investments LLC
                       (Name of Filing Persons, Offerors)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                    68617E101
                      (CUSIP Number of Class of Securities)

     Michael P. Tierney                                     Copy to:
   Chief Executive Officer                            Thomas W. Bark, Esq.
   Seneca Investments LLC                          Jones, Day, Reavis & Pogue
437 Madison Avenue, 3rd Floor                         599 Lexington Avenue
  New York, New York 10022                          New York, New York 10022
       (212) 415-3787                                    (212) 326-3939
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   ----------

                            CALCULATION OF FILING FEE

      Transaction Valuation(1)                     Amount of Filing Fee(2)
      $8,319,202                                   $1,663.84

(1) Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes the purchase at $0.33 per share, pursuant to the Offer To Purchase, of all 16,909,557 shares of common stock (the "Shares"), of Organic, Inc. outstanding as of October 31, 2001 that are not owned by E-Services, Seneca or their affiliates and 8,300,146 Shares issuable upon exercise of certain options as of November 14, 2001.

(2) The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, is 1/50 of one percent of the aggregate of the value of the transactions.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

      Amount Previously Paid: _______________  Filing Party: ___________________
      Form or Registration No.: _____________  Date Filed:  ____________________

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

            Check the appropriate boxes below to designate any transactions to which the statement relates:

            |X|   third-party tender offer subject to Rule 14d-1.

            |_|   issuer tender offer subject to Rule 13e-4.

            |X|   going-private transaction subject to Rule 13e-3.

            |X|   amendment to Schedule 13D under Rule 13d-2.

            Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|


                              (Page 1 of 11 Pages)

-------------------                                          -------------------
CUSIP No. 68617E101                                          Page 2 of 10 Pages
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Seneca Investments LLC
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                       (b)  |_|
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                     |_|

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
     NUMBER OF            7        SOLE VOTING POWER
      SHARES
   BENEFICIALLY                    71,603,076 shares
     OWNED BY           --------------------------------------------------------
       EACH               8        SHARED VOTING POWER
     REPORTING
    PERSON WITH                    None
                        --------------------------------------------------------
                          9        SOLE DISPOSITIVE POWER

                                   71,603,076 shares
                        --------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          71,603,076 shares
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          80.9%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------


                              (Page 2 of 11 Pages)

-------------------                                           ------------------
CUSIP No. 68617E101                                           Page 3 of 10 Pages
--------------------------------------------------------------------------------
    1         NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Pegasus Investors II, LP
--------------------------------------------------------------------------------
    2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
    3         SEC USE ONLY
--------------------------------------------------------------------------------
    4         SOURCE OF FUNDS

              OO
--------------------------------------------------------------------------------
    5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                  |_|
--------------------------------------------------------------------------------
    6         CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
      NUMBER OF           7        SOLE VOTING POWER
       SHARES
    BENEFICIALLY                   None*
      OWNED BY            ------------------------------------------------------
        EACH              8        SHARED VOTING POWER
      REPORTING
     PERSON WITH                   None
                          ------------------------------------------------------
                          9        SOLE DISPOSITIVE POWER

                                   None*
                          ------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          None*
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          None*
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

* Pegasus Investors II, LP disclaims beneficial ownership of all Organic common shares to which this Schedule 13D relates.


                              (Page 3 of 11 Pages)

-------------------                                           ------------------
CUSIP No. 68617E101                                           Page 4 of 10 Pages
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Pegasus Investors II GP, LLC
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                      |_|

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
      NUMBER OF           7        SOLE VOTING POWER
       SHARES
    BENEFICIALLY                   None*
      OWNED BY            ------------------------------------------------------
        EACH              8        SHARED VOTING POWER
      REPORTING
     PERSON WITH                   None
                          ------------------------------------------------------
                          9        SOLE DISPOSITIVE POWER

                                   None*
                          ------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          None*
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          None*
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

* Pegasus Investors II GP, LLC disclaims beneficial ownership of all Organic common shares to which this Schedule 13D relates.


                              (Page 4 of 11 Pages)

-------------------                                           ------------------
CUSIP No. 68617E101                                           Page 5 of 10 Pages
--------------------------------------------------------------------------------
    1         NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Omnicom Group Inc.
--------------------------------------------------------------------------------
    2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
    3         SEC USE ONLY

--------------------------------------------------------------------------------
    4         SOURCE OF FUNDS

              OO
--------------------------------------------------------------------------------
    5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                  |_|

--------------------------------------------------------------------------------
    6         CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
--------------------------------------------------------------------------------
      NUMBER OF           7        SOLE VOTING POWER
       SHARES
    BENEFICIALLY                   None*
      OWNED BY            ------------------------------------------------------
        EACH              8        SHARED VOTING POWER
      REPORTING
     PERSON WITH                   None
                          ------------------------------------------------------
                          9        SOLE DISPOSITIVE POWER

                                   None*
                          ------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                   None
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          None*
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|

--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          None*
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

* Omnicom Group Inc. disclaims beneficial ownership of all Organic common shares to which this Schedule 13D relates.


                              (Page 5 of 11 Pages)

      This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the tender offer by E-Services Investments Organic Sub LLC ("Purchaser"), a Delaware limited liability company and a wholly owned subsidiary of Seneca Investments LLC, a Delaware limited liability company ("Seneca"), to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the "Shares"), of Organic, Inc., a Delaware corporation ("Organic"), that are not owned by Purchaser, Seneca or their affiliates, at a purchase price of $0.33 per Share, net to the seller in cash, without interest thereon, upon the terms and conditions set forth in the Offer To Purchase dated December 5, 2001 (the "Offer To Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" and which, collectively with the Offer To Purchase, as each may be amended or supplemented from time to time, constitutes the "Offer" ), which are annexed to and filed with this Schedule TO as Exhibits (a)(1) and (a)(2), respectively. This Schedule TO is being filed jointly by Seneca and Purchaser.

      This Schedule TO also constitutes a Schedule 13E-3 (the "Schedule 13E-3") in accordance with Instruction I to Schedule 13E-3 and Instruction J to Schedule TO and is being jointly filed by and on behalf of Seneca, Purchaser, Pegasus Partners II, LP, a Delaware limited partnership ("Pegasus Partners"), and Omnicom Group Inc., a New York corporation ("Omnicom"). In accordance with Instruction G to Schedule TO, this Schedule TO also amends the Schedule 13D of Seneca, Omnicom, Pegasus Investors II, LP, a Delaware limited partnership ("Pegasus LP"), and Pegasus Investors II GP, LLC, a Delaware limited liability company ("Pegasus GP"), filed with the Securities and Exchange Commission on May 14, 2001 (as previously amended, the "Schedule 13D"), which is incorporated herein by reference. Pegasus Partners owns all of Seneca's common stock through Pegasus E-Services Holdings LLC, of which Pegasus Partners is the sole member and manager. Pegasus LP is the general partner of Pegasus Partners, and Pegasus GP is the general partner of Pegasus LP. Omnicom owns all of Seneca's preferred stock.

      The information contained in this Schedule TO, Schedule 13E-3 and Schedule 13D concerning each filing party was supplied by such filing party and no other filing party takes responsibility for the accuracy of such information.

      The information set forth in the Offer is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO, except those Items as to which information is specifically provided herein, in which case the information contained in the Offer is incorporated by reference in partial answer to those Items.

Item 3. Identity and Background of Filing Person.

      (a) The phone number of Seneca and Purchaser is (212) 415-3787. The phone number of Omnicom is (212) 415-3600. The phone number of each of Pegasus Partners, Pegasus LP, Pegasus GP and Holdings is (203) 869-4400.

Item 7. Source and Amount of Funds or Other Consideration.

      (b) None.

      (d) Not applicable.

Item 9. Persons/assets, Retained, Employed, Compensated or Used.

      (a) None.

Item 10. Financial Statements.

      (a)-(b) Not applicable.


                              (Page 6 of 11 Pages)

Item 12. Exhibits.

(a)(1)   Offer To Purchase.

(a)(2)   Letter of Transmittal.

(a)(3) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(4)   Notice of Guaranteed Delivery.

(a)(5) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Letter, dated September 18, 2001, from Seneca to the Company (incorporated by reference to Exhibit 4 to Amendment No. 3 to Schedule 13D filed by Seneca on September 19, 2001).

(a)(8) Letter, dated December 4, 2001, from Seneca to the Company (incorporated by reference to Exhibit 5 to Amendment No. 4 to Schedule 13D filed by Seneca on December 4, 2001).

(b)      Not applicable.

(d)(1) Share purchase agreement, dated as of September 18, 2001, as amended, among Seneca, Purchaser, Organic Holdings LLC and Jonathan Nelson (incorporated by reference to Exhibit 3 to Amendment No. 4 to Schedule 13D filed by Seneca on December 4, 2001).

(d)(2) Investors' rights agreement (incorporated by reference to Exhibit 4.4 of the Company's Registration Statement on Form S-1, Amendment No. 4, filed on February 8, 2000).

(d)(3)   Form of Organic, Inc. equity incentive program.

(d)(4)   Form of Organic, Inc. equity incentive program stock award agreement.

(d)(5) Loan agreement between the Company and Omnicom, dated August 27, 2001 (incorporated by reference to Exhibit 10.7 of the Company's Registration Statement on Form S-1, filed November 24, 1999).

(d)(6) Guaranty and security agreement among the Company, Organic Media, Inc. and Omnicom, dated August 27, 2001 (incorporated by reference to Exhibit 10.8 of the Company's Registration Statement on Form S-1, filed November 24, 1999).

(d)(7) Revolving note of the Company payable to Omnicom, dated August 27, 2001 (incorporated by reference to Exhibit 10.9 of the Company's Registration Statement on Form S-1, filed November 24, 1999).

(d)(8)   Agreement, dated December 3, 2001, between Organic and Omnicom.

(f)      Not applicable.

(g)      Not applicable.

(h)      Not applicable.

Item 13. Information Required by Schedule 13E-3.

      The information set forth in the Offer and in Items 1 though 12 of the Schedule TO is incorporated herein by reference with respect to Items 1 through 16 of the Schedule 13E-3, except those Items as to which information is specifically provided herein, in which case the information contained in the Offer and in Items 1 through 12 of the Schedule TO is incorporated by reference in partial answer to those Items.

      Item 2. Subject Company Information.

            (e) None.

      Item 4. Terms of the Transaction.

            (c), (e) None.

            (f) Not applicable.


                              (Page 7 of 11 Pages)

      Item 8. Fairness of the Transaction.

            (c), (e)-(f) Not applicable.

            (d) None.

      Item 9. Reports, Opinions, Appraisals and Negotiations.

            (a) None.

            (b)-(c) Not applicable.

      Item 13. Financial Statements.

            (b) Not applicable.

      Item 14. Persons/assets, Retained, Employed, Compensated or Used.

            (b) None.

      Item 16. Exhibits

            (c)    Not applicable.

            (f) Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference to Schedule II of Exhibit
                   (a)(1) hereto).


                              (Page 8 of 11 Pages)

                                    SIGNATURE

      After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                         SENECA INVESTMENTS LLC

                                         By: /s/ GERARD A. NEUMANN
                                             -----------------------------------
                                             Gerard A. Neumann
                                             Chief Financial Officer

                                         E-SERVICES INVESTMENTS ORGANIC SUB LLC

                                             By: Communicade LLC, its member
                                                 By: Seneca Investments LLC,
                                                     its member

                                         By: /s/ GERARD A. NEUMANN
                                             -----------------------------------
                                             Gerard A. Neumann
                                             Chief Financial Officer

                                         OMNICOM GROUP INC.

                                         By: /s/ RANDALL J. WEISENBURGER
                                             -----------------------------------
                                             Randall J. Weisenburger
                                             Executive Vice President

                                         PEGASUS PARTNERS II, LP

                                             By: Pegasus Investors II, LP, its
                                                 General Partner
                                                 By: Pegasus Investors II, GP,
                                                     LLC, its General Partner

                                         By: /s/ ANDREW BURSKY
                                             -----------------------------------
                                             Andrew Bursky
                                             Vice President

                                         PEGASUS INVESTORS II, LP

                                             By: Pegasus Investors II GP, LLC,
                                                 its General Partner

                                         By: /s/ ANDREW BURSKY
                                             -----------------------------------
                                             Andrew Bursky
                                             Vice President

                                         PEGASUS INVESTORS II GP, LLC

                                         By: /s/ ANDREW BURSKY
                                             -----------------------------------
                                             Andrew Bursky
                                             Vice President

Date: December 5, 2001


                              (Page 9 of 11 Pages)

                                  EXHIBIT INDEX

Exhibit No.      Description
-----------      -----------
(a)(1)           Offer To Purchase.

(a)(2)           Letter of Transmittal.

(a)(3) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(4)           Notice of Guaranteed Delivery.

(a)(5) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Letter, dated September 18, 2001, from Seneca to the Company (incorporated by reference to Exhibit 4 to Amendment No. 3 to
                 Schedule 13D filed by Seneca on September 19, 2001).

(a)(8) Letter, dated December 4, 2001, from Seneca to the Company (incorporated by reference to Exhibit 5 to Amendment No. 4 to
                 Schedule 13D filed by Seneca on December 4, 2001).

(b)              Not applicable.

(c)              Not applicable.

(d)(1) Share purchase agreement, dated September 18, 2001, as amended, among Seneca, Purchaser, Organic Holdings LLC and Jonathan Nelson (incorporated by reference to Exhibit 3 to Amendment No. 4 to Schedule 13D filed by Seneca on December 4, 2001).

(d)(2) Investors' rights agreement (incorporated by reference to Exhibit 4.4 of the Company's Registration Statement on Form S-1, Amendment No. 4, filed on February 8, 2000).

(d)(3)           Form of Organic, Inc. equity incentive program.

(d)(4) Form of Organic, Inc. equity incentive program stock award agreement.

(d)(5) Loan agreement between the Company and Omnicom, dated August 27, 2001 (incorporated by reference to Exhibit 10.7 of the Company's Registration Statement on Form S-1, filed November 24, 1999).

(d)(6) Guaranty and security agreement among the Company, Organic Media, Inc. and Omnicom, dated August 27, 2001 (incorporated by reference to Exhibit 10.8 of the Company's Registration Statement on Form S-1, filed November 24, 1999).

(d)(7) Revolving note of the Company payable to Omnicom, dated August 27, 2001 (incorporated by reference to Exhibit 10.9 of the Company's Registration Statement on Form S-1, filed November 24, 1999).

(d)(8)           Agreement, dated December 3, 2001, between Organic and Omnicom.


                             (Page 10 of 11 Pages)

(f) Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference to Schedule II of Exhibit
                 (a)(1) hereto).

(g)              Not applicable.

(h)              Not applicable.